SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE 13D
under the Securities Exchange Act of 1934
(Amendment No. 1)
_______________________

IMAGEWARE SYSTEMS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45245S108
(CUSIP Number of Class of Securities)
_______________________

David J. Heymann
Meltzer, Lippe, Goldstein & Breitstone LLP
190 Willis Avenue
Mineola, NY 11501
______________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 13, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))	Page 1 of 4

CUSIP NO. 45245S108	13D	Page 2 of 4

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Charles Frischer I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group *	(a) ☒ (b) ☐
3	SEC Use Only
4	Sources of Funds * PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)	☐
6	Citizenship or Place of Organization USA
Number of shares Beneficially Owned By Each Reporting Person With:	7	Sole Voting Power 4,676,027
	8	Shared Voting Power - 0 -
	9	Sole Dispositive Power 4,676,027
	10	Shared Dispositive Power - 0 -
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,676,027
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13	Percent of Class Represented by Amount in Row (11) 4.7%
14	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 45245S108	13D	Page 3 of 4

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Libby Frischer Family Partnership I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group *	(a) ☒ (b) ☐
3	SEC Use Only
4	Sources of Funds * WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)	☐
6	Citizenship or Place of Organization USA
Number of shares Beneficially Owned By Each Reporting Person With:	7	Sole Voting Power 175,000
	8	Shared Voting Power - 0 -
	9	Sole Dispositive Power 175,000
	10	Shared Dispositive Power - 0 -
11	Aggregate Amount Beneficially Owned by Each Reporting Person 175,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13	Percent of Class Represented by Amount in Row (11) Less than 1%
14	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 45245S108	13D	Page 4 of 4

This Amendment No. 1 to Schedule 13D amends certain information contained in the Schedule 13D filed jointly by Charles Frischer and Libby Frischer Family Partnership, a New York partnership, on April 1, 2015 (the “13D”).  Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

Item 5.      Interest of Securities of the Issuer.

(a) and (b)    Beneficial ownership

As of the date of this Schedule 13D, Mr. Frischer and the Partnership collectively own less than 5% the total outstanding Common Shares.

Item 7.      Materials to be Filed as Exhibits.

1.	Joint Filing Agreement incorporated by reference to Exhibit 1 to the 13D

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k), this Schedule 13D is filed jointly on behalf of each of the Reporting Persons.

Dated as of:  November 20, 2015

/s/ Charles Frischer
Charles Frischer

LIBBY FRISCHER FAMILY PARTNERSHIP

By:	/s/ Charles Frischer
Charles Frischer
General Partner

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).